Exhibit 99.1

           Eidos Announces Review of Strategic Alternatives and Provides a Business Update

     LONDON--(BUSINESS WIRE)--June 17, 2004--Eidos plc ("Eidos"), (LSE:EID.L), (NASDAQ:EIDSY), one of the world's leading publishers and developers of entertainment software, today announces that it has commenced a review of the strategic alternatives available to the Company and provides a business update in respect of the current financial year to June 30, 2004.

    Review of Strategic Alternatives

    The entertainment software market continues to evolve and mature with franchise scale and diversity, aligned to financial strength, becoming ever more important. In addition, there is the continuing need to invest more heavily in R&D ahead of the next hardware cycle. These market trends and the changing competitive landscape mean that Eidos is becoming increasingly reliant on the performance of key titles. The Board is mindful of the potential benefits of scale in reducing the exposure caused by these factors. Accordingly, it has initiated a review of the strategic alternatives available to Eidos in order to exploit fully the potential of the Company's excellent owned IP and development capabilities. This review is expected to take place in the period prior to the release of the Company's results for the current financial year.

    Business Update

    During the current financial year, the Company has successfully released on time 13 new titles (41 sku's), which evidences the further significant improvements made by the Company in managing its development resources over the past 12 months. The Company's most recent release, Thief: Deadly Shadows, was launched on May 25 in the US and has performed in line with management's expectations in its first two full weeks of launch. The title also released in Europe on June 11 and while it is too early to comment on its European performance, initial reviews are very encouraging. The Company's final planned release during the current financial year, ShellShock: Nam '67, has been approved on PS2, is completed on PC and Xbox approval is expected imminently.
    On May 20, 2004, the Company reported that the recent and unexpected softness in the games market, particularly in the US, was negatively impacting unit sales of Hitman: Contracts even though it was charting well in Europe and the US (and continues to do so). Since that time, this market trend has not reversed and the industry is about to enter the traditionally quieter summer period for game sales. Given these circumstances, and notwithstanding that the game is now ready to release, the Board has decided to hold the release of
ShellShock: Nam '67 until September so as to provide this important new franchise with a better opportunity to deliver its true potential.
    The expected contribution from this rescheduled title will fall into the financial year June 30, 2005 and consequently the Company now expects to report a breakeven to small loss for the financial year to June 30, 2004.
    Eidos is the largest video games publisher and developer of entertainment software in the UK. It has publishing operations across Europe (France, Germany, Spain and the UK) and in the US, Japan and Australia. It also has significant development studio expertise, both internal and external, in Europe and the US.
    Eidos plc is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker: EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com.
    Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.
    This statement contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group's ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this statement constitutes or shall be deemed to constitute an invitation or otherwise deal in shares or ADR's of Eidos plc. The price of shares and income derived from them can go down as well as up.

    --30--SS/ny*

    CONTACT: Eidos plc
             John van Kuffeler, Chairman, 020 7245 0270
             Mike McGarvey, CEO, 020 8636 3445
             Stuart Cruickshank, CFO, 020 8636 3445
              or
             Brunswick UK
             Jonathan Glass or Conor McClafferty, 020 7404 5959
              or
             Brunswick NY
             Nina Devlin, 001 212 333 3810